UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Noodles & Company
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

65540B105
(CUSIP Number)

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,250,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,250,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.17%*
14	TYPE OF REPORTING PERSON PN

* This calculation is based upon 45,346,349 shares of Class A Common Stock, $0.01 par value per share (“Common Stock”) of Noodles & Company (the “Issuer”) outstanding as of May 6, 2024 as disclosed on the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2024.

1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,250,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,250,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.17%*
14	TYPE OF REPORTING PERSON PN

* This calculation is based upon 45,346,349 shares of Common Stock of the Issuer outstanding as of May 6, 2024 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 9, 2024.

1	NAME OF REPORTING PERSONS Hoak & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,250,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,250,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.17%*
14	TYPE OF REPORTING PERSON CO

* This calculation is based upon 45,346,349 shares of Common Stock of the Issuer outstanding as of May 6, 2024 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 9, 2024.

1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,650,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,650,000*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.05%**
14	TYPE OF REPORTING PERSON IN

* Includes (1) 3,250,000 shares of Common Stock of the Issuer held directly by Hoak Public Equities, L.P., (2) 200,000 shares of Common Stock of the Issuer held by J. Hale Hoak (of which 100,000 shares of Common Stock are held in the name of J. Hale Hoak Child’s Trust), and (3) 200,000 shares of Common Stock of the Issuer held by Zierk Family 2010 Irrevocable Trust, of which J. Hale Hoak serves as trustee.

** This calculation is based upon 45,346,349 shares of Common Stock of the Issuer outstanding as of May 6, 2024 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 9, 2024.

1	NAME OF REPORTING PERSONS James M. Hoak Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,900,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,900,000*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.60%**
14	TYPE OF REPORTING PERSON IN

* Includes (1) 3,250,000 shares of Common Stock of the Issuer held directly by Hoak Public Equities, L.P., and (2) 650,000 shares of Common Stock of the Issuer held in the James M. Hoak Jr. IRA.

** This calculation is based upon 45,346,349 shares of Common Stock of the Issuer outstanding as of May 6, 2024 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 9, 2024.

1	NAME OF REPORTING PERSONS Zierk Family 2010 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.41%*
14	TYPE OF REPORTING PERSON OO

* This calculation is based upon 45,346,349 shares of Common Stock of the Issuer outstanding as of May 6, 2024 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 9, 2024.

1	NAME OF REPORTING PERSONS Britain Peakes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,113*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 25,113*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%*
14	TYPE OF REPORTING PERSON OO

* Includes (1) 24,774 shares of Common Stock of the Issuer held directly by Britain Peakes, and (2) 339 shares of Common Stock of the Issuer held in the Britain Peakes Rollover IRA.

** This calculation is based upon 45,346,349 shares of Common Stock of the Issuer outstanding as of May 6, 2024 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 9, 2024.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on June 23, 2023 (the “Original 13D”) as amended by Amendment No. 1 to Schedule 13D filed with the SEC on August 17, 2023 (“Amendment No. 1”) as amended by Amendment No. 2 to Schedule 13D filed with the SEC on March 22, 2024 (“Amendment No. 2, and together with the Original 13D, Amendment No. 1, and Amendment No. 3, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original 13D.

This Amendment No. 3 is being filed to make amendments to the Schedule 13D as follows:

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended to add the following:

Britain Peakes is hereby added as a Reporting Person. Ms. Peakes was appointed as a director of the Issuer on June 10, 2024 pursuant that certain Support Agreement, as further described under Item 6. Ms. Peakes is a Vice President and investment professional of Hoak & Co. Her principal office and business address is c/o Hoak & Co, 3963 Maple Avenue, Suite 450, Dallas, TX 75219. During the last five years, Ms. Peakes has neither been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Peakes is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The total amount of funds used for the purchase of Common Stock by HPE was $12,840,173.75 . All of the shares of Common Stock beneficially owned by HPE were paid for using working capital of HPE. Hoak Management and Hoak & Co. do not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by HPE.

Each of James M. Hoak, Jr. and J. Hale Hoak may also be deemed to beneficially own the Common Stock owned by HPE. The total amount of funds used for the purchase of the remaining Common Stock reported by James M. Hoak, Jr., was $2,432,492.87 (all such 650,000 shares held in the James M. Hoak, Jr. IRA), such shares being paid for using personal funds. The total amount of funds used for the purchase of the Common Stock reported by the Zierk Trust was $622,823.06. J. Hale Hoak (in his capacity as trustee of the Zierk Trust) may also be deemed to beneficially own the Common Stock owned by the Zierk Trust. The total amount of funds used for the purchase of the remaining Common Stock reported by J. Hale Hoak (of which 100,000 shares are held in J. Hale Hoak Child’s Trust), was $612,319.37, such shares being paid for using personal funds.

The total amount of funds used for the purchase of the Common Stock reported by Britain Peakes was $936.23 (all such 339 shares held in the Britain Peakes Rollover IRA), such shares being paid for using personal funds. In addition, Britain Peakes owns 24,774 shares of Common Stock which she received upon settlement of restricted stock units granted in connection with her appointment to the board of directors of the Issuer on June 10, 2024. Ms. Peakes may be deemed to beneficially own the Common Stock held by HPE, but Ms. Peakes disclaims beneficial ownership of any Common Stock owned by HPE or any other Reporting Person.

Item 4.	Identity and Background.

Item 4 of the Schedule 13D is hereby amended to add the following:

As described under Item 6, on June 6, 2024, the Reporting Persons (including Ms. Peakes) entered into a Support Agreement and Confidentiality Agreement with the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Items 5(a) and 5(c) as follows:

(a)	As of the date of this Schedule 13D, based upon 45,346,349 shares of Common Stock of the Issuer outstanding as of May 6, 2024 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 9, 2024:

i.	HPE directly owns an aggregate of 3,250,000 shares of Common Stock, representing approximately 7.17% of the outstanding Common Stock.
ii.	Hoak Management, in its capacity as HPE’s general partner, may be deemed to beneficially own an aggregate of 3,250,000 shares of Common Stock, representing approximately 7.17% of the outstanding Common Stock.
iii.	Hoak and Co., in its capacity as the general partner of Hoak Management, may be deemed to beneficially own an aggregate of 3,250,000 shares of Common Stock, representing approximately 7.17% of the outstanding Common Stock.
iv.	The Zierk Trust owns an aggregate of 200,000 shares of Common Stock, representing approximately 0.41% of the outstanding Common Stock.
v.	James M. Hoak, Jr. (1) directly owns an aggregate of 650,000 shares of Common Stock (held in the James M. Hoak, Jr. IRA) and (2) in his capacity as Hoak & Co.’s controlling shareholder and Chairman may be deemed to beneficially own 3,250,000 shares of Common Stock, for an aggregate of 3,900,000 shares of Common Stock, representing approximately 8.60% of the outstanding Common Stock.
vi.	J. Hale Hoak (1) directly owns an aggregate of 200,000 shares of Common Stock (of which 100,000 shares are held in J. Hale Hoak Child’s Trust) and (2) in his capacity as Hoak & Co.’s President and the trustee of the Zierk Trust may be deemed to beneficially own an aggregate of 3,427,731 shares of Common Stock, for an aggregate of 3,650,000 shares of Common Stock representing approximately 8.05% of the outstanding Common Stock.
vii.	Britain Peaks directly owns an aggregate of 25,113 shares of Common Stock (of which 339 are held in the Britain Peakes Rollover IRA). Ms. Peakes may be deemed to beneficially own the Common Stock held by HPE, but Ms. Peakes disclaims beneficial ownership of any Common Stock owned by HPE or any other Reporting Person.

(c)	As reflected in Item 3, Britain Peakes received 24,774 shares of Common Stock of the Issuer upon settlement of restricted stock units on June 10, 2024. Except for foregoing, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.

Item 6.	Identity and Background.

Item 6 of the Schedule 13D is hereby amended to add the following:

On June 6, 2024, the Reporting Persons (including Ms. Peakes) and the Issuer entered into (a) a Support Agreement and (b) a Confidentiality Agreement. Under the Support Agreement, the Issuer agreed to appoint Ms. Peakes to the Issuer’s Board of Directors as a Class III Director and, unless the Board determines in good faith that it would not be in the best interests of the Issuer or the Reporting Persons cease to have a net long position of a least 9.0% of the Issuer’s outstanding Common Stock, to nominate for election, and solicit proxies for the election of, Ms. Peakes at the Issuer’s 2025 annual meeting of shareholders (the “2025 Annual Meeting”). The Reporting Persons agreed to certain standstill and voting commitments.

The standstill period shall extend until the later of (x) 12:01 a.m. on the 30th day prior to the advance notice deadline for making director nominations at the 2026 annual meeting of shareholders (the “2026 Annual Meeting”) and (y) thirty days after the date that the Ms. Peakes ceases to serve as a director. If Ms. Peakes is not elected to the Board at the 2025 Annual Meeting, the standstill and voting requirements will terminate. If the Issuer notifies the Reporting Persons in writing at least ten business days prior to the expiration of the standstill period that it intends to nominate Ms. Peakes as a director for election at the 2026 Annual Meeting, the standstill restrictions will extend until prior to the 2027 annual meeting, unless the Ms. Peakes is not elected at the 2026 Annual Meeting.

The Reporting Persons’ standstill commitments include their agreement not to, among other things and subject to certain exceptions, (i) solicit proxies or written consents of stockholders to vote securities, (ii) encourage, advise or influence any other person or assist any third party with respect to the giving or withholding of any proxy, (iii) present at any annual meeting or any special meeting of the Issuer’s stockholders or through action by written consent any proposal for consideration for action by stockholders or seek the removal of any member of the Board or propose any nominee for election to the Board or seek representation on the Board, (iv) acquire cumulative ownership in excess of 20% of the outstanding common stock, (v) transfer securities to any third party that would knowingly result in such third party owning more than 5% of the Issuer’s outstanding common stock, (vi) participate in, effect or seek to effect, any tender offer or exchange offer, merger, acquisition, reorganization, restructuring, recapitalization, extraordinary dividend, significant share repurchase, or any similar transaction or other business combination involving the Issuer or a material amount of the assets or businesses of the Issuer, any of the Issuer’s affiliates, or any subsidiary, business, venture or division of the Issuer. The Reporting Persons have also agreed not to (x) nominate any person for election at the 2025 Annual Meeting, (y) submit any proposal for consideration at, or bring any other business before, the 2025 Annual Meeting or (z) initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2025 Annual Meeting.

Additionally, during the standstill period, the Reporting Persons have agreed to vote for all directors nominated by the Board for election at any stockholder meeting during the period and in accordance with the recommendation of the Board on any other proposals or other business that comes before any such stockholder meeting.

The Confidentiality Agreement, which is a requirement under the Support Agreement, contains customary confidentiality restrictions with respect to the Issuer and expires one year following the time Ms. Peakes ceases to be a director of the Issuer.

The foregoing descriptions of the Support Agreement and the Confidentiality Agreement are not complete and are qualified in their entirety by reference to the full text thereof, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Ms. Peakes has also entered into the Issuer’s standard form of indemnification agreement in connection with her appointment to the Board. Cash director compensation arising from Ms. Peakes’ Board service will be paid to Hoak & Co, her employer.

Item 7.	Material to Be Filed as Exhibits
99.1

Joint Filing Agreement dated June 10, 2024, by and among Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co., James M. Hoak, Jr., J. Hale Hoak, Zierk Family 2010 Irrevocable Trust and Britain Peakes

99.2

Support Agreement dated June 6, 2024, by and among Noodles & Company, Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co., James M. Hoak, Jr., J. Hale Hoak, Zierk Family 2010 Irrevocable Trust and Britain Peakes

99.3	Confidentiality Agreement dated June 6, 2024, by and among Noodles & Company, Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co., James M. Hoak, Jr., J. Hale Hoak, Zierk Family 2010 Irrevocable Trust and Britain Peakes

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	June 10, 2024

Hoak Public Equities, L.P. By: Hoak Fund Management, L.P., its general partner By: Hoak & Co., its general partner By: /s/ J. Hale Hoak J. Hale Hoak President	Hoak Fund Management, L.P. By: Hoak & Co., its general partner By: /s/ J. Hale Hoak J. Hale Hoak President
Hoak & Co. By: /s/ J. Hale Hoak J. Hale Hoak President	James M. Hoak, Jr. By: /s/ James M. Hoak, Jr. James M. Hoak, Jr.
J. Hale Hoak By: /s/ J. Hale Hoak J. Hale Hoak	Zierk Family 2010 Irrevocable Trust By: /s/ J. Hale Hoak J. Hale Hoak, Trustee
Britain Peakes By: /s/ Britain Peakes Britain Peakes